UNITED STATS
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)

PERRIGO COMPANY

(Name of Issuer)

COMMON STOCK, WITHOUT PAR VALUE

(Title of Class of Securities)

714290103

(CUSIP Number)

Moshe Arkin
c/o Perrigo Israel Pharmaceuticals Ltd.
29 Lehi Street, B'nei-Brak 51200, Israel
Telephone: 972-3-577-3690

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

March 1, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 714290103	13D	Page 2 of 7

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Moshe Arkin
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS OO, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 12,723
	8.	SHARED VOTING POWER 4,518,558 Shares
	9.	SOLE DISPOSITIVE POWER 12,723
	10.	SHARED DISPOSITIVE POWER 4,518,558 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,531,281 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.86% (Based on 93,303,401 outstanding shares)
14.	TYPE OF REPORTING PERSON IN

CUSIP No. 714290103	13D	Page 3 of 7

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Nichsei Arkin Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER None
	8.	SHARED VOTING POWER 4,518,558 Shares
	9.	SOLE DISPOSITIVE POWER None
	10.	SHARED DISPOSITIVE POWER 4,518,558 Shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,518,558 Shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.84% (Based on 93,303,401 outstanding shares)
14.	TYPE OF REPORTING PERSON CO

The Schedule 13D filed by Moshe Arkin ("Arkin") and Nichsei Arkin Ltd. ("Nichsei") on March 25, 2005 relating to shares of common stock, without par value (the "Perrigo Shares") of Perrigo Company, a Michigan company ("Perrigo"), as amended by Amendment No. 1 filed on August 28, 2008, as amended by Amendment No. 2 filed on September 11, 2008, as amended by Amendment No. 3 filed on October 23, 2008, as amended by Amendment No. 4 filed December 15, 2009, as amended by Amendment No. 5 filed May 31, 2011, and as amended by Amendment No. 6 filed November 16, 2011, is hereby further amended as set forth below by this Amendment No. 7 (this "Statement") in connection with the sale of shares by Arkin and Nichsei.

ITEM 2.  IDENTITY AND BACKGROUND.

Item 2 of Schedule 13D is hereby amended and restated as follows:

(a) - (c), (f) This Statement is filed by Moshe Arkin, an individual who is a citizen of the State of Israel ("Arkin"), and Nichsei Arkin Ltd., an Israeli company controlled by Arkin ("Nichsei"). Arkin's and Nichsei's principal business address is 6 Hachoshlim Street, Herzelia 46724, Israel. Arkin is the sole director and executive officer of Nichsei. His present principal business occupation is investing personal funds.

(d) - (e) During the last five years, neither Arkin or Nichsei has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The last paragraph of Item 3 of Schedule 13D is hereby amended in its entirety as follows:

Arkin and Nichsei acquired 10,022,092 Perrigo Shares as a result of a Merger described and defined in the Schedule 13D filed March 25, 2005.  In addition, after acquiring these Perrigo Shares, Arkin received employee stock options, restricted stock awards, and restricted stock units in connection with his former positions as Vice Chairman and member of the Board of Directors of Perrigo.  Arkin did not pay additional consideration in connection with the acquisition of these employee stock options, restricted stock awards, and restricted stock units, 12,723 of which are held by Mr. Arkin and are currently exercisable.  In addition, since acquisition of the Perrigo Shares as a result of the Merger, Arkin and Nichsei have sold 5,503,534 shares, including 1,600 donated to charity.

 ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of Schedule 13D is hereby amended and restated as follows:

(a) As a result of Arkin's control over Nichsei, Arkin is the beneficial owner (within the meaning of Rule 13d-3 under the Exchange Act) of 4,531,281 Perrigo Shares held of record by Arkin and Nichsei, which represent approximately 4.86% of the total outstanding Perrigo Shares (based on the number of Perrigo Shares disclosed as outstanding on Form 10-Q filed by Perrigo on February 7, 2012).  Of these, Nichsei is the record holder of 4,518,558 Perrigo Shares, and Arkin is the beneficial holder of 12,723 Perrigo Shares that he has a right to acquire based on various employee stock option grants and/or restricted stock awards currently exercisable.

 (b) As a result of Arkin's control over Nichsei, Arkin and Nichsei have the shared power to direct the vote and the shared power to direct the disposition of 4,518,558 Perrigo Shares. In addition, Arkin has the sole power to direct the vote and the sole power to direct the disposition of an additional 12,723 Perrigo Shares that he has a right to acquire based on various employee stock option grants and/or restricted stock awards currently exercisable.

(c) In the last 60 days, the below-listed transactions in Perrigo Shares, or securities convertible into, exercisable for, or exchangeable for Perrigo Shares, were consummated by the persons referenced in Item 2.  Such transactions involved open market sale transactions of Perrigo Shares on the NASDAQ Global Select Market.  The prices reported below reflect the weighted average sale price of the Perrigo Shares on the date indicated.  The Reporting Persons hereby undertake to provide upon request to the staff of the Securities and Exchange Commission full information regarding the number of shares and prices at which each transaction was effected.

Date of Sale	Number of Shares Sold	Weighted Average Price Per Share ($)	Range of Prices ($)
February 28, 2012	74,131	101.15	101.00-101.99
February 28, 2012	7,724	102.56	102.00-102.99
February 28, 2012	7,854	103.24	103.00-103.55
February 29, 2012	700	101.88	101.65-101.99
February 29, 2012	17,496	102.35	102.00-102.99
February 29, 2012	86,804	103.44	103.00-103.95
March 1, 2012	20,184	103.80	103.71-103.99
March 1, 2012	13,478	104.36	104.00-104.97
March 1, 2012	91,337	105.61	105.00-105.99
March 1, 2012	115,278	106.26	106.00-106.99
March 1, 2012	29,723	107.03	107.00-107.25

(d) Not applicable.

(e) On March 1, 2012, the Reporting Persons ceased to be beneficial owners of more than five percent of the total outstanding Perrigo Shares.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

March 1, 2012

NICHSEI ARKIN LTD.

By:	/s/ Moshe Arkin
Name: Moshe Arkin
Title: Chairman

MOSHE ARKIN

By:	/s/ Moshe Arkin
Name: Moshe Arkin

INDEX TO EXHIBITS

Exhibit Number	Document

A
Agreement and Plan of Merger, dated November 14, 2004, by and among Perrigo Company, Perrigo Israel Opportunities Ltd. and Agis Industries (1983) Ltd. (incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

B
Lock-up Agreement, dated November 14, 2004, by and among Perrigo Company, Perrigo Israel Opportunities Ltd. and Moshe Arkin (incorporated herein by reference to Exhibit 10.5 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

C
Registration Rights Agreement, dated November 14, 2004, by and between Perrigo Company and Moshe Arkin (incorporated herein by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

D
Nominating Agreement, dated November 14, 2004, by and between Perrigo Company and Moshe Arkin (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Perrigo Company on November 18, 2004).

E
Employment Agreement, dated November 14, 2004, by and among Perrigo Company, Agis Industries (1983) Ltd. and Moshe Arkin (incorporated herein by reference to Exhibit 99.6 to the Registration Statement on Form S-4 filed by Perrigo Company on February 11, 2005).

F
Joint Filing Agreement, dated March 25, 2005, between Moshe Arkin and Nichsei Arkin Ltd. (incorporated herein by reference to Exhibit 99 to the Schedule 13D filed by Moshe Arkin and Nichsei Arkin Ltd. on March 25, 2005).

G
Sales Plan, dated September 5, 2008, between Nichsei Arkin Ltd. and J.P. Morgan Securities Inc. (incorporated herein by reference to Exhibit 99 to Amendment No. 2 to Schedule 13D filed by Moshe Arkin and Nichsei Arkin Ltd. on September 11, 2008).